SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 June 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland Announces Governor Designate

Bank of Ireland is pleased to announce that the Court of Directors has co-opted Mr. Pat Molloy to the Court, with immediate effect, and appointed him as Governor Designate, to succeed Mr. Richard Burrows.

As previously announced in conjunction with the Group's Preliminary Results, Mr. Burrows will retire as a Director and Governor at the conclusion of the forthcoming AGC on 3rd July.

During the course of the selection process, the Bank was advised that Mr. Molloy was to be appointed as a Director representing the Minister for Finance under the terms of the National Pension Reserve Fund's investment in preference shares in Bank of Ireland. Arising from the selection of Mr. Molloy by Bank of Ireland as Governor, the Minister will now make an alternative appointment.

Mr. Molloy (age 71) has had an outstanding executive career as a banker which culminated in his leadership of Bank of Ireland out of its difficulties in the US and the UK in the early 1990's to a position of considerable strength when he retired as CEO in 1998. He subsequently served as a Non Executive Director of the bank until 2001.

He has since served as a Non Executive Director on the Boards of CRH plc (1997 - 2007); Eircom plc (1999 - 2001) and Waterford Wedgwood plc (2002 - 2009). He was Chairman of Enterprise Ireland (1998 - 2008) and CRH plc (2000 - 2007) during periods of significant success for each entity.

His current Directorships are Blackrock Hospital Ltd (Chairman), Dublin Adult Learning Centre and Hugh Lane Gallery Trust (Chairman).

Mr. Burrows, outgoing Governor, stated "I am delighted that Pat Molloy has responded positively to the Court's request that he should succeed me as Governor. I believe his wealth of experience as a successful banker, and as a Chairman of the highest calibre, qualify him as particularly suited to this role in current difficult circumstances. I wish him, my fellow Directors and management, every success in the years ahead as they work to restore Bank of Ireland to a position of strength."

Mr. Molloy stated "I have great confidence in the underlying strengths of Bank of Ireland. I am determined to do everything I can to guide it through these difficult times, playing our full part in meeting the requirements of our customers and supporting economic recovery generally. This will enable us to restore value for our stockholders, who have suffered greatly in recent times."

10th June 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 10 June 2009